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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         ) *

Sims Group Limited

(Name of Issuer)

American Depositary Shares representing Ordinary Shares, Par Value A$0.50

(Title of Class of Securities)

829160100

(CUSIP Number)

August 22, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would altar the disclosure previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP NO. 829160100	Schedule 13G	Page 2 of 7 Pages

1	Names of Reporting Persons: Mitsui Raw Materials Development Pty. Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Australia

Number Of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 0 shares
6 Shared Voting Power 34,649,903 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 34,649,903 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 34,649,903 shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 19.2%
12	Type of Reporting Person (See Instructions) CO

CUSIP NO. 829160100	Schedule 13G	Page 3 of 7 Pages

1	Names of Reporting Persons: Mitsui & Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Japan

Number Of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 0 shares
6 Shared Voting Power 34,649,903 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 34,649,903 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 34,649,903 shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 19.2%
12	Type of Reporting Person (See Instructions) CO

CUSIP NO. 829160100	Schedule 13G	Page 4 of 7 Pages

Item 1.	(a)	Name of Issuer

Sims Group Limited, State of Victoria, Australian corporation

	(b)	Address of Issuer’s Principal Executive Offices

Sims Group House, Level 6, 41 McLaren Street North Sydney, New South Wales 2060 Australia

Item 2.	(a)	Name of Persons Filing

Mitsui Raw Materials Development Pty. Limited (“Mitsui Raw”) and Mitsui & Co., Ltd. (“Mitsui”), collectively the “Reporting Persons”.

	(b)	Address of Principal Business Office or, if none, Residence of Filers

Mitsui Raw Materials Development Pty. Limited Level 46, Gateway, 1 Macquarie Place, Sydney NSW 2000 Australia Mitsui & Co., Ltd. 2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

	(c)	Citizenship

Mitsui Raw: Australian corporation Mitsui: Japanese corporation

	(d)	Title of Class of Securities

American Depositary Shares representing Ordinary Shares, Par Value A$0.50 per share

	(e)	CUSIP Number

829160100

CUSIP NO. 829160100	Schedule 13G	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐	Group, in accordance with Section 240.13d-1(b)-(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:

Mitsui Raw beneficially owns 34,649,903 American Depositary Shares representing Ordinary Shares of Sims Group Limited (“ADR”) 19.2%. By virtue of being a wholly owned subsidiary of Mitsui, Mitsui may be deemed to have shared voting and dispositive power with respect to the 34,649,903 shares owned by Mitsui Raw.

Percentage ownership is based on 180,525,637 ADR shares outstanding as of June 3, 2008, as reported in Exhibit 99.6 of Form 6-K filed by the Issuer on August 8, 2008 with the Securities and Exchange Commission.

Each Reporting Person disclaims beneficial ownership of the ADR shares owned by any other Reporting Person except to the extent of its pecuniary interest therein.

	(b)	Percent of Class:

19.2%

CUSIP NO. 829160100	Schedule 13G	Page 6 of 7 Pages

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0 shares

(ii) shared power to vote or to direct the vote:

34,649,903 shares

(iii) sole power to dispose or to direct the disposition of:

0 shares

(iv) shared power to dispose or to direct the disposition of:

34,649,903 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Item 4(a).

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 829160100	Schedule 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 26, 2008

Mitsui Raw Materials Development Pty. Limited

By:	/s/ Isao Sato
Name:	Isao Sato
Title:	Director

Mitsui & Co., Ltd.

By:	/s/ Shigeki Miwa
Name:	Shigeki Miwa
Title:	General Manager
Recycling Solutions Dept.
Metal Business Development Div.